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Crepe Twist

Breakfast Restaurant

545 W DIVERSEY PKWY
CHICAGO, IL 60614
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $15,000 invested.
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THE PITCH
Crepe Twist is seeking investment to expand to a second location.
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THE PITCH

Crepe Twist is seeking investment to open a second location within the Urban Space development project in the heart of Chicago's Historic Willis Tower (3rd tallest building in USA)

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108 Floors
Building Height
$35,000
Projected Monthly Revenue
1.7 Million
Skydeck Visitors Per Year
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WHAT IS CREPE TWIST?

Crepe Twist, LLC is a Chicago-based fast casual breakfast restaurant, located at Lincoln Park - serving unique style crepes, omelets, sandwiches, drinks and desserts.

Crepe Twist offers a non-traditional crepe approach inspired by the feel of Eastern Europe.
The crepes are cooked on cast iron plate and topped with our signature jams.
The restaurant count on locally supplied fresh ingredients blended into variety of crepe flavors twisted in Bulgarian sensibilities and aesthetics.
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CREPE TWIST
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2021
Founded
20,000 Crepes

Served
100 5 Star Reviews
In The First Year
727 sq. ft.
Floor Space
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THE TEAM
Rumen Tenekedzhiev
Founder/Chef

Born and raised in Bulgaria in a small touristic town next to the sea side - Rumen quickly fall in love with the local food scene and shortly after he graduated from the prestige Shumen University he moved to Chicago, IL where he was determine to create his first restaurant. After working in a different establishments for 5 years, on all positions basically working his way up from a dishawasher to a manager, he was finally able to build up a history and establish connection to open up its first Crepe Twist cafe, who will become a local staple for years to come.

Pavlina Tenekedzhieva
Co-Founder/Kitchen Operations

After finishing her BA in ECE, Pavlina started her career in the early childhood education. In the span of eight years she closed the cycle from assistant-teacher to Executive Director of a Daycare center. As challenge and motivation to learn and progress as her main force, she dove into another endeavor, along side of her husband/business partner - opening a business in the heart of Lincoln Park/Lakeview area in Chicago. She bring all her knowledge of handling and managing staff, social media & administrative paperwork from her previous experience as she learned a lot in the pace of the job itself.

John J Griffin
Accountant

After self-funding his tuition with a landscape business, John graduated from Providence College in 1988. He then traveled extensively throughout the United States and settled in Chicago in 1998. In 2001 he passed all four sections of the CPA exam in a single sitting. John worked at two CPA firms honing his tax skills before officially starting his own firm in 2010.

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OUR MISSION

Is to provide quality and original foods, an extravagant combination of flavors

Crepe Twist's mission is to provide local customers and foodies with an outstanding line of crepes using both simple and gourmet approach at the same time.
After an extensive research while testing different combinations, the menu was finalized and tested with key points of success - the need of fresh ingredients and the variety of interesting menu options presented in a modern twist.
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MAY 2021
Incorporated

Started Crepe Twist, LLC with 3 employees.

JUNE 2021
Signed Lease

Our first location is 727 square ft. space with hood installed and plenty of sunlight.

AUGUST 2021
Construction completed

Successfully passing the city inspection and receiving the business license.

SEPTEMBER 2021
Opened

Grand Opening as First Crepe is served in our brand new location at the upscale Chicago's Lincoln Park neighborhood.

APRIL 2023
TV debut

Featured on CBS Channel 2 on a Sunday Prime Time in the TV series Destination Chicago.

MAY 2023
Willis Tower Food Hall Project

Collaboration with Urban Space NY to get into the newly opened Willis Tower Food Hall

MAY 2023
Capital Raise

MainVest Campaign Launching

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FEEDBACK
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UPCOMING PROJECT - LOCATED ON THE SECOND FLOOR OF THE WILLIS TOWER FOOD HALL
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LOCATION

Ubanspace will open its second food hall in Chicago occupying the emblematic landmark tallest building in the city and the third tallest skyscraper in the USA and the Western Hemisphere will welcome its brand new Food Hall featuring a variety of dining options. The space will feature an impressive lineup of local culinary entrepreneurs delivering unique independent concepts, catered to the neighborhood and Crepe Twist will be located on the second floor of the 110-story building.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction/Build Up $38,000
Equipment & Appliances $15,112
Bills, utilities, insurance, POS $4,000
Food/Inventory $3,500
Mainvest Compensation $4,388
Total $65,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $707,880 $778,668 $872,108 $1,002,925 $1,193,480
Cost of Goods Sold $195,800 $213,800 $216,585 $249,072 $296,395
Gross Profit $512,080 $564,868 $655,523 $753,853 $897,085

EXPENSES

Rent $96,000 $98,400 $100,860 $103,381 $105,965
Utilities $7,500 $7,687 $7,879 $8,075 $8,276
Salaries $106,000 $116,600 $130,591 $150,179 $178,712
Insurance $2,500 $2,562 $2,626 $2,691 $2,758
Repairs & Maintenance $6,500 $6,662 $6,828 $6,998 $7,172
Legal & Professional Fees $5,800 $5,945 $6,093 $6,245 $6,401
Marketing $4,000 $4,100 $4,202 $4,307 $4,414
Operating Profit $283,780 $322,912 $396,444 $471,977 $583,387
This information is provided by Crepe Twist. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement

Break Even Analysis - Crepe Twist.pdf
Executive Summary - Crepe Twist.pdf
Investment Round Status
Target Raise $65,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends August 4th, 2023
Summary of Terms
Legal Business Name Crepe Twist LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $15,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 2.6%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2028
Financial Condition
Historical milestones

Crepe Twist, LLC has been operating since September, 2021 and has since achieved the following milestones:

Opened first location in Chicago's Lincoln Park neighborhood

Achieved revenue of $220,000 in the first 12 months of operations

Served Over 20,000 crepes all baked from scratch and assembled to order

Received Excellent Feedback with 100 5-star Google Reviews in a row during the first 12 months of operation

Other outstanding debt or equity

As of 5/1/2023, Crepe Twist, LLC has an outstanding debt of $11,500 towards Toast Capital. This debt will be senior to any investment raised on Mainvest, In addition to the Crepe Twist, LLC's outstanding debt and the debt raised on Mainvest, Crepe Twist, LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Crepe Twist, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Crepe Twist, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Crepe Twist, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Crepe Twist, LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Crepe Twist, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Crepe Twist, LLC's management or vote on and/or influence any managerial decisions regarding Crepe Twist, LLC. Furthermore, if the founders or other key personnel of Crepe Twist, LLC were to leave Crepe Twist, LLC or become unable to work, Crepe Twist, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Crepe Twist, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Crepe Twist, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Crepe Twist, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Crepe Twist, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Crepe Twist, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Crepe Twist, LLC's financial performance or ability to continue to operate. In the event Crepe Twist, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Crepe Twist, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Crepe Twist, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Crepe Twist, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Crepe Twist, LLC will carry some insurance, Crepe Twist, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Crepe Twist, LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Crepe Twist, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Crepe Twist, LLC's management will coincide: you both want Crepe Twist, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Crepe Twist, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Crepe Twist, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Crepe Twist, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Crepe Twist, LLC or management), which is responsible for monitoring Crepe Twist, LLC's compliance with the law. Crepe Twist, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Crepe Twist, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Crepe Twist, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Crepe Twist, LLC, and the revenue of Crepe Twist, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Crepe Twist, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Crepe Twist. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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